Exhibit 99.1

ROYAL BANK OF CANADA ANNOUNCES
EXERCISE OF OVER-ALLOTMENT OPTION
TORONTO, December 30, 2008 — Royal Bank of Canada (RY on TSX and NYSE) today announced that the underwriters of its recent common share offering have exercised their full over-allotment option to purchase an additional 8,512,500 common shares at $35.25 per share on the same terms as the offering. The expected closing date of the over-allotment option is January 6, 2009.
     The gross proceeds from the sale of the over-allotment shares will be approximately $300 million. Gross proceeds from the common share offering of 56,750,000 common shares and the over-allotment total approximately $2.3 billion.
     The common shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the U.S. Securities Act. The press release shall not constitute an offer to sell or the solicitation of an offer to buy such common shares in the United States or in any other jurisdiction where such an offer is unlawful.

For further information, please contact:
Investor Contact:
James Colburn, Analyst, Investor Relations, (416) 955-7808, james.colburn@rbc.com
Media Contact:
Jackie Braden, Manager, Media Relations, (416) 974-2124, jackie.braden@rbc.com